

January 2, 2013

Via E-Mail

Mark D. Gerstein, Esq.
Latham & Watkins LLP
233 S. Wacker Drive, Suite 5800
Chicago, IL 60606

> **Re: ModusLink Global Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 21, 2012**
> **File No. 001-35319**

Dear Mr. Gerstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Schedule 14A

1. Please fill in the blanks in your proxy statement.

Cover Page

2. Please revise the cover page of your proxy statement and your form of proxy card to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Proposal No. 1 Election of Directors, page 4

3. Revise your disclosure to explain why you recommend that security holders vote for your nominees.

4.   Revise to disclose whether your nominees here have consented to be named in the proxy statement and to serve if elected. See Rule 14a-4(d).

5.   Refer to your disclosure under the caption "Background to the Other Solicitations." Please explain why the terms and structures discussed with Clinton to date have not met your strategic objectives.

Manner and Cost of Proxy Solicitation, page 49

6.   We note that proxies may be solicited by mail, in person, by telephone or other electronic means or by press release or other public statements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence and any information posted on the Internet must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding in your response letter.

Audit Committee Report, page 47

7.   We note your disclosure that you plan to file the annual report on Form 10-K for fiscal 2012 prior to mailing of the proxy statement. Please provide us an update regarding the status of such filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions